SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   Form U-3A-2

                   Statement by Holding Company Claiming Exemption Under
                     Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                            CONSOLIDATED EDISON, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
      (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

     Consolidated Edison, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company, organized to acquire and hold securities of other corporations. Claimant's principal place of business is 4 Irving Place, New York, New York 10003. On January 1, 1998, Claimant became the parent of Consolidated Edison Company of
New  York,   Inc. ("Con Edison")   pursuant  to  a   corporate   reorganization
plaan. Claimant has the following subsidiaries:

A. Con Edison is a public utility organized and existing as a corporation under the laws of the State of New York. Con Edison supplies electric service in all of New York City (except part of Queens) and most of Westchester County, New York, an approximate 660 square mile service area with a population of more than 8 million. It also supplies gas in Manhattan, The Bronx and parts of Queens and Westchester, and steam in part of Manhattan. State and municipal customers within the Con Edison's service territory receive electric service from the Power Authority of the State of New York through Con Edison's facilities. All of Con Edison's Common Stock is held by Consolidated Edison, Inc. Con Edison's principal place of business is 4 Irving Place, New York, N.Y. 10003. Con Edison has the following subsidiaries:

     1) Davids Island Development Corp. is organized and existing as a corporation under the laws of the State of New York. It owns real property, acquired as a possible site for an electric generating plant, in Dutchess and Columbia Counties in New York State. It is in the process of disposing of the property. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place, New York, N.Y. 10003.

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                                           - 2 -

     2) D.C.K. Management Corp. is a corporation organized and existing as a corporation under the laws of the State of New York. It owns real property in the City of New York. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place New York, N.Y. 10003.

     3) Honeoye Storage Corporation a corporation organized and existing under the laws of the State of New York. It was incorporated to own and operate a gas storage facility in upstate New York. It is 23 1/3 percent owned by Con Edison. Its principal place of business is c/o Essex Hydro Associated, LLC 1 State Street, Suite 1200, Boston, Mass., 02109.

B. Consolidated Edison Solutions, Inc. ("CES") is organized and existing as a corporation under the laws of the State of New York. It is in the business of marketing wholesale and retail energy and related services. It is a wholly-owned non-utility, subsidiary of Consolidated Edison, Inc. Its principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604.

      1) CES has a 33 1/3% interest in Inventory Management & Distribution Company, Inc. ("IMD"), an energy marketing company, organized and existing as a corporation under the laws of Delaware. IMD's principal place of business is 5599 San Felipe, Suite 870, Houston, TX 77056.


C. Consolidated Edison Development, Inc. ("CEDI") is organized and existing as a corporation under the laws of the State of New York. It is in the business of investing in foreign and domestic energy and other infrastructure projects and marketing of Con Edison's technical services. It is a wholly-owned subsidiary of Consolidated Edison, Inc. Its principal place of business is 111 Broadway, 8th Floor, New York, N.Y. 10006. It has the following subsidiaries.

     1) Con Edison Development Guatemala, Ltd. ("CEDG") a corporation organized and existing under the laws of the Cayman Islands. It is in the business of investing in energy projects in Central America. It is a wholly- owned subsidiary of CEDI. Its principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. It has the following subsidiary:


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                                              - 3 -

             a. Energy Partners of Central America ("EPCA"). EPCA is a limited partnership organized and existing under the laws of the Cayman Islands. It was organized to invest in a electric power project in Guatemala. CEDG owns an approximately 92.27% interest in ECPA. ECPA's principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. It is expected that in early 1998 EPCA will become the owner of less than a majority interest in Generadora Electrica del Norte, ("GENOR"), which has been organized and is existing under the laws of Guatemala. GENOR has been formed to develop, own and operate an electric generating facility to be constructed in the Puerto Barrios Municipality, Department of Izabel, Republic of Guatemala.

      2) IEP Global Development, LLC ("IGD") a limited liability company organized and existing under the laws of Delaware. It is in the business of developing and acquiring electric power generation, transmission and distribution projects outside the United States. CEDI owns a 60 % interest in IGD. IGD's principal office is 4800 Hampden Lane, Suite 910, Bethesda, Maryland 20814.

     3) Consolidated Edison Leasing, Inc. ("CEL"), a corporation organized and existing under the laws of the state of Delaware. CEL is a wholly-owned subsidiary of CED formed to invest in lease transactions.

D. Consolidated Edison Energy, Inc. ("CEEI") a corporation organized and existing under the laws of the State of New York. It was incorporated in November 1997 to engage in non-utility elctric generation, power plant operations and services, and energy marketing and services in the United States. It is a wholly-owned subsidiary of Consolidated Edison, Inc. CEEI's principal place of business is c/o Consolidated Edison Solutions, Inc., 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604.


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                                           - 4 -

     2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

      Claimant and its subsidiaries other than Con Edison are not "public utility companies" for the purposes of the Public Utilities Holding Company Act of 1935 and do not own any such properties. Due to the proximity of the effective date of this filing to the close of the most recent calendar year, December 31, 1997, final data for 1997 is not yet available. Accordingly, the information provided is based on 1996 data or estimates. Final data for 1997 will be included in Claimant's Form U-3A-2 to be filed on or before March 1, 1998.

Con Edison's Utility Properties

      Con Edison's Electric Generating Facilities

      Con Edison owns the following electric generating facilities:

      Generating                    Net Generating
         Station                    Capacity 12/31/96
                                    (Megawatts - Summer Rating)
      Fossil-Fueled
         Ravenswood (3 Units)              1,742
         Astoria  (3 Units)                1,075
         Arthur Kill    (2 Units)            826
         East River     (2 Units)            300
         Bowline Point (2 Units)
                   - two-thirds interest     808
         Roseton (2 Units)
              - 40% interest                 480
               Other (4 Units)               231
      Nuclear  (1 Unit)                      931
      Gas Turbines (39 Units)              1,940
            Total                          8,333


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                                           - 5 -

      Con Edison's electric generating stations are located in New York City with the exception of the Indian Point nuclear station in Westchester County, New York; the Bowline Point station in Rockland County, New York; and the Roseton station in Orange County, New York. The generating stations are held in fee with the following exceptions: (i) Orange and Rockland Utilities, Inc. (O&R) has a one-third interest and the Company has a two-thirds interest as tenants in common in the Bowline Point station, which is operated by O&R; and (ii) Central Hudson Gas & Electric Corporation (Central Hudson) has a 35 percent interest, Niagara Mohawk Power Corporation (NIMO) has a 25 percent interest and Con Edison has a 40 percent interest as tenants in common in the Roseton station (which is operated by Central Hudson) with Central Hudson having the right to acquire Con Edison's interest in 2004. None of Con Edison's electric generation facilities are outside New York State.

      Con Edison's Electric Transmission Facilities

      Con Edison has transmission interconnections with NIMO, Central Hudson, New York State Electric and Gas Corporation, Connecticut Light and Power Company, Long Island Lighting Company, the Power Authority of the State of New York, and Public Service Electric and Gas Company. Con Edison's electric transmission facilities are located in New York City and Westchester, Orange, Rockland, Putnam and Dutchess counties in New York State. At December 31, 1996, the Company's transmission system had approximately 432 miles of overhead circuits operating at 138, 230, 345, 500 kilovolts and approximately 378 miles of underground circuits operating at 138 and 345 kilovolts. There are approximately 267 miles of radial subtransmission circuits operating at 138 kilovolts. Con Edison's 15 transmission substations, supplied by circuits operated at 69 kilovolts and above, have a total transformer capacity of 15,632 megavolt amperes. None of Con Edison's electric transmission facilities are outside New York State. Con Edison maintains the following six interconnections with Public Service Electric and Gas Corporation of New Jersey (PSE&G) at the New York-New Jersey state line: a 230 KV overhead transmission line between PSE&G's Linden substation in Linden New Jersey and Con Edison's Goethals substation on Staten Island; two underground-underwater 345 kV transmission lines between PSE&G's Hudson generating station in Jersey City, New Jersey and Con Edison's Farragut substation in Brooklyn, New York; a 500 kV overhead transmission line between the Company's Ramapo substation in Rockland County, New York and PSE&G's facilities in Branchburg, New Jersey and two 345 kV transmission lines between the Ramapo substation and PSE&G's facilities in Waldwick, New Jersey. Con Edison also maintains an overhead 345 kv transmission line from its Pleasant Valley Substation in Dutchess County, New York which interconnects with the facilities of the Connecticut Light & Power Corporation at the New York-Connecticut state line.



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                                           - 6 -

      Con Edison's Electric Distribution Facilities

     Con Edison owns various electric distribution substations and facilities located throughout New York City and Westchester County, New York. At December 31, 1996, Con Edison's distribution system had 294 distribution substations, with a transformer capacity of 20,065 megavolt amperes, 32,307 miles of overhead distribution lines and 87,001 miles of underground distribution lines. None of Con Edison's electric distribution facilities are located outside New York State.

      Con Edison's Gas Facilities

     Natural gas is delivered by pipeline to Con Edison at various points in its service territory and is distributed to customers by Con Edison through approximately 4,200 miles of mains and 367,000 service lines. Con Edison owns a natural gas liquification facility and storage tank at its Astoria property in Queens, New York. The plant can store approximately 1,000 mdth of which a maximum of about 250 mdth can be withdrawn per day. Con Edison has about 1,230 mdth of additional natural gas storage capacity at a field in upstate New York owned and operated by Honeoye Storage Corporation, a corporation 23 1/3 percent owned by Con Edison. None of Con Edison's gas facilities are located outside New York State.

3. INFORMATION FOR CALENDAR YEAR 1997 WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES. <F1>

     (a) Number of Kilowatt Hours of Electric Energy Sold (At Retail or Wholesale), and Dekatherms of Natural or Manufactured Gas Distributed at Retail.

                                    Electric (kwhrs)        Gas (Dth)
      Claimant                      None                    None
      Con Edison  Retail:           37,204,000,000          119,086,547
                  Wholesale:         3,917,000,000          N/A

     (b) Number of Kilowatt Hours of Electric Energy and Dekatherms of Natural or Manufactured Gas Distributed at Retail Outside the State in which Each Such Company is Organized.
                                    Electric (kwhrs)        Gas (Dth)
      Claimant                      None                    None
      Con Edison                    None                    None <F2>

<F1> Due to the proximity of the  effective  date of this filing to the close of the most recent calendar year, final data for 1997 is not yet available. Accordingly, the information provided is based on 1996 data or estimates. Final data for 1997 will be included in Claimant's Form U-3A-2 to be filed on or before March 1, 1998.
<F2> Con Edison sold 384,300 Dth of gas to a retail customer  located outside of
New York State, but it was not distributed through the facilities of Con Edison.


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                                           - 7 -

     c. Number of Kwh of Electric Energy and Dekatherms of Natural or Manufactured Gas Sold at Wholesale Outside the State in which Each Such Company is Organized, or at the State line.
                                    Electric (kwhrs)        Gas (Dth)
      Claimant                      None                    None
      Con Edison                    918,400,000<F3>         7,852,797

     d. Number of Kilowatt Hours of Electric Energy and Dekatherms of Natural or Manufactured Gas Purchased Outside the State in which Each Such Company is Organized or at the State line.

                                    Electric (kwhrs)        Gas (Dth)
      Claimant                      None                    None
      Con Edison                    11,865,000,000 <F4>     219,439,813

     4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UILITY COMPANY, STATING MONETARY AMOUNT IN UNITED STATES DOLLARS.

      a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

      c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

     d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.


<F3> Does not include  sales of  109,000,000  kwhrs to power marketers.
<F4> Does  not  include  purchases  of  633,975,000  kwhrs  from  power marketers.

                                           - 8 -
     Claimant does not directly or indirectly own any interest in any EWG or foreign utility. See, however , Item 1.C.1)a., above. Also, CED owns less than a 5% limited partnership interest in Project Fund III, a Delaware limited partnership, which may have interests in foreign utilities and EWG's.

                                    EXHIBIT A

      A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALANDAR YEAR.

      On January 1, 1998, Claimant became the holding company for Con Edison pursuant to an Agreement and Plan of Exchange approved by Con Edison's shareholders on December 12, 1997. For additional information about this reorganization, see the Proxy Statement and Prospectus of Claimant and Con Edison included in Claimant's Registration Statement on Form S-4 (No. 333-39164; declared effective by the Commission on October 31, 1997).

      Due to the proximity of the effective date of this filing to the close of the most recent calendar year, financial statements for the year ended December 31, 1997 are not yet available. Con Edison's consolidating financial statements for the year ended December 31, 1997 will be included in Claimant's Form U-3A-2 to be filed on or before March 1, 1997. Because the reorganization was not effective until January 1, 1998, no consolidating financial statements of Claimant will be prepared.

      Con Edison's 1996 financial statements have been included in Con Edison's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (Commission File No. 1-1217). Con Edison's 1997 third quarter financial statements have been included in Con Edison's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

                                    EXHIBIT B

      Because no financial  statements are being included herewith (see Appendix
A), no Financial Data Schedule is being submitted.

                                    EXHIBIT C

      Because Claimant does not directly or indirectly own any interest in any EWG or Foreign utility, no organization chart is being submitted.


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                                           - 9 -


      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 2nd day of January, 1998.

                                          Consolidated Edison, Inc.


                                           By:  HYMAN SCHOENBLUM
                                             Hyman Schoenblum
                                             Vice President and Controller





Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Peter J. O'Shea, Jr.
Senior Vice President and General Counsel
4 Irving Place
New York, N.Y. 10003.